SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Transgenomic, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89365K206

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89365K206

1.	Names of Reporting Persons Lehman Brothers Holdings Inc.
S.S. or I.R.S. Identification No. of Above Person 13-3216325

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,994,654 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 4,994,654 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,994,654 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9% (2)

12.	Type of Reporting Person (See Instructions) HC/CO

(1)

Consists of 3,731,496 shares of common stock and 1,263,158 shares of common stock issuable pursuant to a warrant that is presently exercisable. Excludes 321,000 shares from the remaining portion of the warrant, because the terms of the warrant contain a limitation on acquiring shares of common stock if the exercise would result in the holder beneficially owning more than 9.9% of the outstanding common stock.

(2)

Based on 49,189,672 shares of common stock at September 30, 2007 as reported on the Form 10-Q for the period ended September 30, 2007, and 1,263,158 shares of common stock issuable pursuant to a warrant that is presently exercisable

CUSIP No. 89365K206

1.	Names of Reporting Persons Lehman Brothers Inc.
S.S. or I.R.S. Identification No. of Above Person 13-2518466

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,994,654 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 4,994,654 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,994,654 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9% (2)

12.	Type of Reporting Person (See Instructions) BD/CO

(1)

Consists of 3,731,496 shares of common stock and 1,263,158 shares of common stock issuable pursuant to a warrant that is presently exercisable. Excludes 321,000 shares from the remaining portion of the warrant, because the terms of the warrant contain a limitation on acquiring shares of common stock if the exercise would result in the holder beneficially owning more than 9.9% of the outstanding common stock.

(2)

Based on 49,189,672 shares of common stock at September 30, 2007 as reported on the Form 10-Q for the period ended September 30, 2007, and 1,263,158 shares of common stock issuable pursuant to a warrant that is presently exercisable

CUSIP No. 89365K206

1.	Names of Reporting Persons LB I Group Inc.
S.S. or I.R.S. Identification No. of Above Person 13-2741778

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,994,654 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 4,994,654 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,994,654 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9% (2)

12.	Type of Reporting Person (See Instructions) CO

(1)

Consists of 3,731,496 shares of common stock and 1,263,158 shares of common stock issuable pursuant to a warrant that is presently exercisable. Excludes 321,000 shares from the remaining portion of the warrant, because the terms of the warrant contain a limitation on acquiring shares of common stock if the exercise would result in the holder beneficially owning more than 9.9% of the outstanding common stock.

(2)

Based on 49,189,672 shares of common stock at September 30, 2007 as reported on the Form 10-Q for the period ended September 30, 2007, and 1,263,158 shares of common stock issuable pursuant to a warrant that is presently exercisable

Item 1.
	(a)	Name of Issuer Transgenomic, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 12325 Emmet Street Omaha, NE 68164

Item 2.
	(a)	Name of Person Filing Lehman Brothers Holdings Inc. Lehman Brothers Inc. LB I Group Inc.
(b)

Address of Principal Business Office or, if none, Residence

Lehman Brothers Holdings Inc.
745 Seventh Avenue
New York, New York 10019

Lehman Brothers Holdings Inc.
745 Seventh Avenue
New York, New York 10019

LB I Group Inc.
399 Park Avenue
New York, New York 10022

(c)

Citizenship

Lehman Brothers Holdings Inc. (“Holdings”) is a corporation organized under the laws of the State of Delaware.

Lehman Brothers Inc. (“LBI”) is a corporation organized under the laws of the State of Delaware. LBI is a broker-dealer registered under Section 15 of the Act.

LB I Group Inc. (“LB I Group”) is a corporation organized under the laws of the State of Delaware.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 89365K206

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.		Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: See Item 9 of cover pages.
(b)	Percent of class: See Item 11 of cover pages.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote
	(ii)	Shared power to vote or to direct the vote
	(iii)	Sole power to dispose or to direct the disposition of
	(iv)	Shared power to dispose or to direct the disposition of
See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

LB I Group is the actual owner of the shares of common stock and warrants reported herein.  LB I Group is a wholly-owned subsidiary of LBI, which is a wholly-owned subsidiary of Holdings.

Under the rules and regulations of the Securities and Exchange Commission, both LBI and Holdings may be deemed to be the beneficial owners of the shares of common stock and warrants owned by LB I Group.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

☐                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

☒                  By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:

February 13, 2008
Date

LEHMAN BROTHERS HOLDINGS INC.

/s/ Barrett S. DiPaolo
Signature

Barrett S. DiPaolo Vice President
Name/Title

LEHMAN BROTHERS INC.

/s/ Barrett S. DiPaolo
Signature

Barrett S. DiPaolo Senior Vice President
Name/Title

LB I GROUP INC.

/s/ Barrett S. DiPaolo
Signature

Barrett S. DiPaolo Authorized Signatory
Name/Title

EXHIBIT A — JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

February 13, 2008
Date

LEHMAN BROTHERS HOLDINGS INC.

/s/ Barrett S. DiPaolo
Signature

Barrett S. DiPaolo Vice President
Name/Title

LEHMAN BROTHERS INC.

/s/ Barrett S. DiPaolo
Signature

Barrett S. DiPaolo Senior Vice President
Name/Title

LB I GROUP INC.

/s/ Barrett S. DiPaolo
Signature

Barrett S. DiPaolo Authorized Signatory
Name/Title